Exhibit 21.1

Subsidiaries

Name of Entity	State of Incorporation/Organization
FiberTower Network Services Corp.	Delaware
FiberTower Solutions Corporation	Delaware
ART Licensing Corporation	Delaware
ART Leasing, Inc.	Delaware
Teligent Services Acquisition, Inc.	Delaware